As filed with the Securities and Exchange Commission on November 18, 2002

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Electronic Data Systems Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**75-2548221**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5400 Legacy Drive, Plano, Texas	**75024-3199**
(Address of principal executive offices)	(Zip code)

EDS Puerto Rico Savings Plan

(Full title of the plan)

James E. Daley
Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199

(Name and address of agent for service)

(972) 604-6000

(Telephone number, including area code, of agent for service)

Copy to:

D. Gilbert Friedlander
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199
(972) 604-6000

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share (1)	50,000 shares	$14.04 (2)	$702,000	$64.58

(1) There are also being registered hereunder an equal number of Series A Junior Participating Preferred Stock purchase rights, which are currently attached to and transferable only with shares of Common Stock registered hereby. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), the registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2) Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of determining the registration fee, on the basis of the average of the high and low sales prices reported on the New York Stock Exchange on November 13, 2002 for Common Stock of Electronic Data Systems Corporation.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participating employees as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Act"). In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. The registrant shall maintain a file of such documents in accordance with the provisions of Rule 428. Upon request, the registrant shall furnish to the Commission or its staff a copy or copies of any or all of the documents included in such file. Such documents, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

This registration statement is being filed solely to register the issuance of up to 50,000 additional shares of Common Stock of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), pursuant to the EDS Puerto Rico Savings Plan (the "Plan"). In connection with the split-off (the "Split-Off") of EDS from General Motors Corporation ("GM") on June 7, 1996, EDS filed Post-Effective Amendment No. 1 to GM's Registration Statement on Form S-8 (Commission File No. 33-54833) (the "Registration Statement") pursuant to Rule 413 under the Act under which EDS adopted the Registration Statement as its own for all purposes of the Act and the Securities Exchange Act of 1934. As originally filed, the Registration Statement registered 20,000 shares of Class E Common Stock of GM, which shares were converted into EDS Common Stock on a one-for-one basis in connection with the Split-Off. Except as supplemented by the information set forth below, the contents of Post-Effective Amendment No. 1 to the Registration Statement are incorporated herein by reference.

Item 3. Incorporation of Documents by Reference.

The following documents heretofore filed by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), with the Commission are incorporated herein by reference:

1. EDS' Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2. EDS' Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2002;

3. EDS' Current Reports on Form 8-K filed on August 6, September 18, September 24, October 2, October 30, November 13 and November 15, 2002;

4. EDS' Registration Statement on Form S-4 (File No. 333-02543), including the section entitled "Description of Capital Stock"; and

5. Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2001.

All documents filed by EDS with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered hereby have been sold or that de-registers all securities then remaining unsold, shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in this Registration Statement, in an amendment hereto or in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, in any subsequently filed supplement to this Registration Statement or any document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

D. Gilbert Friedlander, General Counsel of EDS, who is passing on the validity of the common stock offered pursuant to the Plan, owns shares of EDS Common Stock.

Item 6. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his capacity as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

Restated Certificate of Incorporation

Article Seventh of the Restated Certificate of Incorporation of EDS provides that no director of EDS shall be personally liable to EDS or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, that such Article Seventh does not eliminate or limit the liability of a director (1) for any breach of such director's duty of loyalty to EDS or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of EDS, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of Article Seventh of the Restated Certificate of Incorporation by the stockholders of EDS shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of EDS existing at the time of such repeal or modification.

Bylaws

Article VI of the Amended and Restated Bylaws of EDS provides that each person who at any time shall serve or shall have served as a director, officer, employee or agent of EDS, or any person who, while a director, officer, employee or agent of EDS, is or was serving at the written request of EDS (in accordance with written procedures adopted from time to time by the Board of Directors of EDS) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to (a) indemnification and (b) the advancement of expenses incurred by such person from EDS as, and to the fullest extent, permitted by Section 145 of the DGCL or any successor statutory provision, as from time to time amended.

Indemnification Agreements

EDS has entered into Indemnification Agreements (the "Indemnification Agreements") with its directors and certain of its officers (the "Indemnitees"). Under the terms of the Indemnification Agreements, EDS has generally agreed to indemnify, and advance expenses to, each Indemnitee to the fullest extent permitted by applicable law on the date of such agreements and to such greater extent as applicable law may thereafter permit. In addition, the Indemnification Agreements contain specific provisions pursuant to which EDS has agreed to indemnify each Indemnitee (i) if such person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of EDS or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at the request of EDS (any such status being hereinafter referred to as a "Corporate Status"), made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding (each, a "Proceeding"), other than a Proceeding by or in the right of EDS, (ii) if such person is, by reason of his or her Corporate Status, made or threatened to be made a party to any Proceeding brought by or in the right of EDS to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such Proceeding as to which such Indemnitee shall have been adjudged to be liable to EDS if applicable law prohibits such indemnification (unless and only to the extent that a court shall otherwise determine), (iii) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any Proceeding to which such Indemnitee was or is a party by reason of his or her Corporate Status and in which such Indemnitee is successful, on the merits or otherwise, (iv) against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a Proceeding to the extent that such Indemnitee is, by reason of his or her Corporate Status, a witness or otherwise participates in any Proceeding at a time when such person is not a party in the Proceeding and (v) against expenses actually and reasonably incurred by such person in any judicial adjudication of or any award in arbitration to enforce his or her rights under the Indemnification Agreements.

Furthermore, under the terms of the Indemnification Agreements, EDS has agreed to pay all reasonable expenses incurred by or on behalf of an Indemnitee in connection with any Proceeding, whether brought by or in the right of EDS or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by EDS of a written request from such Indemnitee for such payment. In the Indemnification Agreements, each Indemnitee has agreed that he or she will reimburse and repay EDS for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by EDS against such expenses.

The Indemnification Agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an Indemnitee is entitled to indemnification thereunder. In some cases, the nature of the procedures specified in the Indemnification Agreements varies depending on whether there has occurred a "Change in Control" (as defined in the Indemnification Agreements) of EDS.

Insurance

EDS has obtained and intends to maintain in effect directors' and officers' liability insurance policies providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of EDS.

The above discussion of EDS' Restated Certificate of Incorporation and Bylaws, the Indemnification Agreements and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such documents and statute.

Item 7. Exemptions from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4(a)　　EDS Puerto Rico Savings Plan.

4(b)　　Restated Certificate of Incorporation of Electronic Data Systems Corporation, as amended through June 7, 1996 – incorporated herein by reference to Exhibit 3(a) to the Current Report on Form 8-K of the registrant dated June 7, 1996.

4(c)　　Certificate of Designation of Series A Junior Participating Preferred Stock dated March 12, 1996 – incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-4 of the registrant (File No. 333-02543).

4(d)　　Amended and Restated Bylaws of Electronic Data Systems Corporation, as amended through April 4, 2001– incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-3 of the registrant (File No. 333-62442).

4(e)　　Rights Agreement dated as of March 12, 1996 between the Registrant and The Bank of New York, as Rights Agent – incorporated herein by reference to Exhibit 4(c) to the Registration Statement on Form S-4 of the Registrant (File No. 333-02543).

5　　　Opinion of D. Gilbert Friedlander

23(a)　　Consent of KPMG LLP

23(b)　　Consent of D. Gilbert Friedlander (included in Exhibit 5)

24   Power of Attorney (included on page II-6)

Item 9. Undertakings

(a)   EDS hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represents a fundamental change in the information set forth in this Registration Statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by EDS pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   EDS hereby undertakes that, for purposes of determining any liability under the Act, each filing of EDS' annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of EDS pursuant to the foregoing provisions, or otherwise, EDS has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EDS of expenses incurred or paid by a director, officer or controlling person of EDS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EDS will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of October, 2002.

ELECTRONIC DATA SYSTEMS CORPORATION

By: /s/ RICHARD H. BROWN
Richard H. Brown
Chairman of the Board and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard H. Brown, James E. Daley and D. Gilbert Friedlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre- or post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 29th, 2002 in the capacities indicated.

Signature	**Title**
/s/ RICHARD H. BROWN Richard H. Brown	Chairman of the Board, Chief Executive Officer and Director (*Principal Executive Officer*)
/s/ JAMES E. DALEY James E. Daley	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*
/s/ MICHAEL MILTON Michael Milton	Controller *(Principal Accounting Officer)*

Signature	**Title**
/s/ JAMES A. BAKER, III James A. Baker, III	Director
/s/ ROGER A. ENRICO Roger A. Enrico	Director

/s/ WILLIAM H. GRAY, III		Director
William H. Gray, III		
/s/ RAY J. GROVES		Director
Ray J. Groves		
/s/ RAY L. HUNT		Director
Ray L. Hunt		
/s/ C. ROBERT KIDDER		Director
C. Robert Kidder		
/s/ JUDITH RODIN		Director
Judith Rodin		

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Act of 1933, the Administration Committee which administers the Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 29th day of October, 2002.

PUERTO RICO SAVINGS PLAN

By: /s/ DAVID NIXON
David Nixon
Chairman, Benefits
Administration Committee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as members of the Administration Committee of the EDS Puerto Rico Savings Plan on this 29th day of October, 2002.

Signature	Title
/S/ DAVID NIXON David Nixon	Chairman
/s/ LAYLA MOCIO Layla Mocio	Member
/s/ MICHAEL PAOLUCCI Michael Paolucci	Member

EDS PUERTO RICO SAVINGS PLAN
(Third Amended and Restated Document – January 1, 2001)

TABLE OF CONTENTS

ARTICLE 1
INTRODUCTION

ARTICLE 2
DEFINITIONS

ARTICLE 3
ELIGIBILITY, PARTICIPATION, AND BENEFICIARY DESIGNATION

ARTICLE 4
CONTRIBUTIONS

ARTICLE 5
ALLOCATIONS TO INDIVIDUAL ACCOUNTS

ARTICLE 6
VESTING AND DISTRIBUTIONS

ARTICLE 7
WITHDRAWALS AND LOANS

ARTICLE 8
FUNDING

(Third Amendment and Restatement effective January 1, 2001)

THIS amended and restated employee benefit plan is adopted on the ____ day of _____, 2000, by Electronic Data Systems Corporation (the "Company"), a company organized pursuant to the laws of the State of Delaware, with its principal office in Plano, Collin County, Texas.

ARTICLE 1

INTRODUCTION

1.1   Creation. By authorization of its Board of Directors ("Board"), the Company adopted the EDS Puerto Rico Savings Plan and Trust (the "Plan"), effective July 16, 1993, a profit-sharing plan qualified under the provisions of sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR-Code"). The Plan shall be administered by the Trustee under the supervision of the Compensation and Benefits Committee for the sole benefit of the Participants and their Beneficiaries, and no part of the Trust shall ever revert to the Company or any Employer, except as hereinafter provided in Article 4 (Contributions).

1.2   Amendment and Restatement. This amendment and restatement of the Plan is adopted as a complete amendment of the Plan as initially created and qualified without a lapse in coverage, time or effect as a qualified Plan.

1.3   Purpose. The purpose of the Plan is to provide Employees with a retirement savings program through which they may elect to defer a portion of their salaries which their Employer will contribute to the Trust pursuant to the provisions herein. Further, the Company intends to provide the Employees with an additional incentive and retirement security by providing a uniform and nondiscriminatory plan through which contributions may be accumulated and distributed to Participants or their Beneficiaries in the case of the disability, death, attainment of age fifty-nine and one-half (59-1/2), or retirement of a Participant, as hereinafter provided. Subject to the powers reserved herein to amend and terminate the Plan, the Plan has been adopted by the Company with the intention of creating a permanent and continuing plan for the exclusive benefit of the Employees and their Beneficiaries.

ARTICLE 2

DEFINITIONS

2.1   Definitions. The following words shall, when used herein, have the following meanings unless the context indicates otherwise:

(1)   Account Manager means a Fiduciary appointed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee) to manage any or all assets of the Plan not otherwise managed by Investment Managers.

(2)   Adjustment means, as of any Valuation Date, the gains and income minus the losses and the expenses actually incurred and paid from the Trust since the immediately preceding Valuation Date.

(3)   Affiliate means an organization which is not an Employer for purposes of this Plan, but which is a member of the same controlled group of organizations as the Employer as determined pursuant to the PR-Code and the regulations thereunder.

(4)   Alternate Payee shall have the same meaning as set forth in Section 206(d)(3)(k) of ERISA.

(5)   Beneficiary (also Designated Beneficiary) shall mean such person, or a trust created for the benefit of such a person, or the Participant's estate, whoever or whichever is entitled to receive benefits hereunder in the event of the Participant's death prior to the complete distribution of the balance credited to such Participant's Individual Account.

(6)   Benefits Administration Committee means the committee pursuant to Section 9.2 (Appointment of the Benefits Administration Committee) and vested with the authority to carry out such other duties as allocated to it in the Plan and Trust Agreement or otherwise by the Plan Committee.

(7)   Company shall mean Electronic Data Systems Corporation, a corporation established under the laws of the State of Delaware, its successors and assigns.

(8)   Compensation shall, for any Plan Year, mean the total earnings in the form of wages, commissions, and/or bonuses, prior to withholding, as reported on Puerto Rico Form 499-R-2/W-2, paid to any Employee by an Employer.   However, Compensation shall exclude the following:

    (I)   Elective Contributions made by an Employer to a plan including a cash or deferred arrangement qualified pursuant to PR-Code Section 1165(e);

    (II)   Extraordinary expenses such as moving expenses, overseas living allowances, imputed value of group life insurance or such other similar amounts, and any benefits provided through a welfare benefit fund; and

    (III)   Any amount that shall be included as allowances on the Puerto Rico Form 499-R-2/W-2.

(9)   Compensation and Benefits Committee shall mean the subcommittee of the Board of Directors of the Company authorized to carry out such duties as determined by the Board of Directors and set forth in the Plan and Trust Agreement.

(10)   Computation Period shall mean any twelve-consecutive-month period commencing or ending on the dates specified herein.

(11)   Credited Service is defined in Section 3.4 (Credited Service).

(12)   Date of Employment shall mean the date an Employee first performs an Hour of Service for an Employer.

(13)   Date of Reemployment shall mean the date an Employee first performs an Hour of Service for an Employer after a termination of Service.

(14)   Disability means a disability which entitles a Participant to benefits under the Company's long-term disability plan.

(15)   Disability Leave of Absence means an Employee's absence from active employment with an Employer by reason of Disability.

(16)   EDS Stock Fund is defined in Section 8.2 (Direction of Investments).

(17)   Effective Date of this restatement of the Plan is January 1, 2001 except where otherwise specified.

(18)   Elective Contribution shall mean any amounts contributed on behalf of a Participant by an Employer on account of a Participant's Salary Reduction Agreement made pursuant to Section 4.2 (Elective Contributions).

(19)   Elective Contribution Account shall mean the portion of a Participant's Individual Account consisting of the Elective Contribution allocated to such Participant pursuant to Section 5.4 (Allocation of Employer Contributions), together with Adjustments thereto.

(20)   Employee means a person including officers, employed by an Employer, who is not eligible to participate in any other defined contribution plan sponsored by the Company or any Employer.

(21)   Employer means, collectively or individually, as the context may indicate, the Company and any other organization which has satisfied all requirements as a signatory to the Plan and Trust Agreement pursuant to Article 11 (Provisions Relative to Employers Included in the Plan).

(22) Employer Matching Contribution shall mean a contribution made by an Employer pursuant to Section 4.1(b) (Employer Contributions).

(23)   Employer Matching Contribution Account shall mean the portion of a Participant's Individual Account consisting of the Employer Matching Contribution allocated to such Participant pursuant to Section 5.4 (Allocation of Employer Contributions), together with the Adjustments thereto.

(24)   Employer Stock means the common stock, par value $0.01 per share, of the Company and any other security which is a Qualifying Employer Security, as such term as defined in ERISA Section 407(d)(5), of the Company.

(25)   Employment Year means any twelve (12) consecutive month period beginning on an Employee's date of employment or any subsequent anniversary thereof.

(26)   ERISA means the Employee Retirement Income Security Act of 1974, as amended from time to time. References to a section of ERISA shall also include the provisions of the rules and regulations issued thereunder.

(27)   Fiduciary means the Company, any Employer, the Trustee, the Compensation and Benefits Committee, the Investment Committee, the Administration Committee, Participants, to the extent provided herein, and any individual, corporation or other entity which assumes responsibilities of the aforementioned in respect to the management or operation of the Plan or the investment or disposition of any assets held in the Trust.

(28)   Forfeiture is defined in Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) and Section 9.16 (Missing Persons).

(29)   Hardship is defined in Section 7.2 (Special Hardship Withdrawal).

(30)   Highly Compensated Employee, as determined pursuant to PR-Code Section 1165(e) and the regulations thereunder shall mean any Employee who, during the year or the preceding year, received compensation higher than that received by two-thirds (2/3) of the eligible Employees during a Plan Year.

(31)   Hour of Service shall be determined and credited in the manner set forth in Department of Labor Regulation Section 2530.200-2(b) and (c). The provisions of this subsection shall be construed so as to resolve any ambiguities in favor of crediting an Employee with Hours of Service. Except as otherwise provided by any law or regulation cited in this subsection, an Hour of Service shall mean:

(I)   Each hour for which an Employee is compensated, or entitled to compensation, for the performance of duties for the Employer during the applicable Employment Year;

(II)   Each hour for which disputed compensation, irrespective of mitigation of damages, is either awarded or agreed to by the Employer, provided, however, that the same Hours of Service shall not be credited under any other subsection herein, and that crediting of Hours of Service for compensation awarded or agreed to with respect to periods described in subparagraph (iii) below shall be subject to the limitation set forth in such subsection; and,

(III)   Each hour for which an Employee is compensated, or entitled to compensation, by the Employer for a period of time when no duties were performed for the Employer by the Employee for reason of vacation, holiday, illness, incapacity, disability, layoff, jury duty, military duty, or leave of absence. For purposes of this subsection:

(A)   For periods prior to July 1, 1998, no more than five hundred and one (501) Hours of Service are required to be credited to an Employee during any single continuous period during which no duties are performed whether or not such continuous period occurs during one Employment Year;

(B)   Hours of Service are not required to be credited to the Employee for which such Employee is directly or indirectly compensated, or entitled to compensation, on account of a period during which no duties are performed, if such payment is made or due pursuant to a plan maintained solely for the purpose of complying with applicable workers' compensation or unemployment compensation or disability insurance laws:

(C)   Hours of Service are not required to be credited to the Employee for a payment which wholly reimburses an Employee for medical or medically related expenses incurred by the Employee; and

(D)   For periods prior to July 1, 1998, the Employer or an Affiliate shall determine Hours of Service by substituting forty-five (45) Hours of Service for each week in which the Employee would otherwise have been credited with one (1) Hour of Service.

(IV)   For periods prior to July 1, 1998, for purposes of this Section, a Participant who is absent from work for reason of a Permitted Absence is to be considered to have completed either the number of hours that normally would have been credited if such absence has not occurred or eight (8) Hours of Service for each normal work day during the absence. In no event shall more than five hundred and one (501) Hours of Service be treated as completed pursuant to this Section.

(A)   If such crediting is necessary to prevent a One-Year Break-in-Service for the Computation Period in which the Permitted Absence began, then such Hours of Service to be credited pursuant to this Section shall be credited to a Computation Period commencing on the date which the Permitted Absence begins. In all other instances the crediting of Hours of Service pursuant to this Section shall apply to the Computation Period immediately following the Computation Period in which the Permitted Absence begins.

(B)   For any Participant who is absent from work for more than twelve (12) consecutive months because of a Permitted Absence, the Computation Period commencing on the first anniversary of the first date of such Permitted Absence shall be treated as neither a period of service nor a period of absence.

(32)   Individual Account means the detailed record kept of the items and amounts credited or charged to each Participant in accordance with the terms hereof. Such Individual Account includes, as applicable, an Elective Contribution Account, an Employer Matching Contribution Account, a Prior Employer Voluntary Contribution Account, a Prior Employer Non-Elective Contribution Account, a Prior Employer

Matching Contribution Account, a Prior Employer Elective Contribution Account, and a Rollover Account.

(33) <u>Investment Committee</u> means the committee appointed by the Compensation and Benefits Committee pursuant to Section 9.3 (Appointment of the Investment Committee) and vested with the responsibilities to establish and develop the investment and funding policies of the Plan and to manage directly or indirectly all investments of the assets of the Plan.

(34) <u>Investment Date</u> means the date as of which Elective Contributions are delivered to the Trustee.

(35) <u>Investment Funds</u> is defined in Section 9.9 (Duties and Authorities of the Investment Committee).

(36) <u>Investment Manager</u> shall mean any Fiduciary as defined in ERISA Section 3(38) appointed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee).

(37) <u>Leave of Absence</u> shall mean an Employee's absence from active employment with an Employer by reason of leave granted in conformity with the Employer's policy other than a Disability Leave of Absence or a Permitted Absence.

(38) <u>Named Fiduciaries</u> are defined and designated in Section 9.11 (Named Fiduciaries and Allocation of Responsibilities).

(39) <u>Non-Highly Compensated Employee</u> shall mean any Employee who is not a Highly Compensated Employee.

(40) <u>Normal Retirement Age</u> of a Participant is the date on which such Participant attains sixty-five (65) years of age.

(41) <u>Normal Retirement Date</u> shall mean the first day of the month coincident with or first following the date on which a Participant attains Normal Retirement Age and has elected to retire.

(42) <u>One-Year Break-in-Service</u> is defined in Section 3.6 (One-Year Break-in-Service).

(43) <u>Participant</u> refers to any Employee who has met the qualification requirements to participate in the Plan pursuant to the provisions of Article 3 (Eligibility, Participation, and Beneficiary Designation). Any person who at one time was a Participant in the Plan and has since severed employment with an Employer, or no longer has amounts contributed to the Plan but who has a balance in his Individual Account shall also be considered to be a Participant. Unless otherwise indicated herein, an Alternate Payee and Beneficiary shall be considered to be a Participant.

(44) <u>Permanent and Total Disability</u> shall mean the inability of a Participant to engage in any substantial gainful activity by reason of any medically determinable

physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration. Whether a Participant experiences a Permanent and Total Disability shall be determined by the Plan Administrator, in its sole discretion, and shall be (a) based upon an independent opinion considered acceptable to the Plan Administrator, (b) made in a uniform manner pursuant to the policies established by the Plan Administrator, and (c) final and conclusive.

(45)   A Permitted Absence occurs when such Participant's absence from work is either:

       (I)   by reason of the pregnancy of such Participant,

       (II)   by reason of the birth of a child of such Participant,

       (III)   by reason of the placement of a child in connection with the adoption of a child by such Participant, or

       (IV)   for purposes of caring for such child immediately following the birth or placement by adoption.

(46)   Plan refers to the EDS Puerto Rico Savings Plan as amended and restated and set forth in and given effect to by this instrument and all amendments hereto.

(47)   Plan Administrator shall mean the Plan's Benefits Administration Committee as duly appointed and authorized pursuant to the Trust Agreement as incorporated herein to perform those actions and duties in the administration of the Plan.

(48)   Plan Year shall mean the consecutive twelve-month period beginning on January 1.

(49)   PR-Code shall mean the Puerto Rico Internal Revenue Code of 1994, as amended from time to time, or any other act which supersedes it. Reference thereto shall include the valid Puerto Rico Treasury Department regulations thereunder.

(50)   Prior Employer Elective Contribution shall mean any amounts transferred to the Plan on behalf of an Employee who had such amounts contributed by an employer on account of such Employee's elective deferral and made when such Employee participated in a Puerto Rico qualified plan maintained by an employer other than an Employer.

(51)   Prior Employer Elective Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Elective Contributions which were transferred into the Plan from another Puerto Rico qualified plan, together with the Adjustments thereto.

(52)   Prior Employer Matching Contribution shall mean any amounts transferred to the Plan on behalf of an Employee who had such amounts contributed by an employer on account of such Employee's elective deferral and made when such

Employee participated in a Puerto Rico qualified plan maintained by an employer other than an Employer.

(53)   Prior Employer Matching Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Matching Contributions which were transferred into the Plan from another Puerto Rico qualified plan, together with the Adjustments thereto.

(54)   Prior Employer Non-Elective Contribution shall mean any amounts, other than Prior Employer Matching Contributions, contributed on behalf of an employee by an employer while such employee was a participant in a Puerto Rico qualified plan maintained by an employer other than an Employer, and which such employee could not have elected to receive in the form of cash or other taxable benefit.

(55)   Prior Employer Non-Elective Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Non-Elective Contributions which were transferred into the Plan from another Puerto Rico qualified plan, together with any Adjustments thereto.

(56)   Prior Employer Voluntary Contribution shall mean voluntary after-tax contributions made under a qualified plan and generally means any amounts transferred to the Plan on behalf of an Employee who contributed such amounts when such Employee participated in a Puerto Rico qualified plan maintained by an employer other than an Employer.

(57)   Prior Employer Voluntary Contribution Account shall mean the portion of a Participant's Individual Account attributable to Prior Employer Voluntary Contributions which were transferred into the Plan from another Puerto Rico qualified plan, together with the Adjustments thereto.

(58)   QDRO shall mean a Qualified Domestic Relations Order which satisfies the requirements of ERISA Section 206(d).

(59)   QDRO Account shall mean the account established by the Plan Administrator for the benefit of an Alternate Payee pursuant to a QDRO.

(60)   Qualified Consent means an irrevocable written consent of the spouse of a Participant which acknowledges the effect of the consent and is witnessed by a notary public in accordance with the then established policies of the Plan Administrator. However, any requirement for Qualified Consent may be deemed waived by the Plan Administrator when the Plan Administrator establishes to its satisfaction that there is not a spouse of the Participant, or the spouse of the Participant cannot be located and then only upon stating such finding in writing.

(61)   Qualified Non-Elective Contribution is defined in Section 4.1(c) (Employer Contributions).

(62)   Rollover Account shall mean the portion of a Participant's Individual Account consisting of contributions made pursuant to Section 4.6 (Rollover Contribution) by such Participant to the Plan, together with any Adjustments thereto.

(63)   Rollover Contribution shall mean an amount contributed pursuant to Section 4.5 (Rollover Contribution) by a Participant of the Plan to establish, or add to, a Rollover Account and subject to the requirements set forth herein.

(64)   Salary Reduction Agreement shall mean an election made by a Participant in accordance with Section 4.2(a) (Elective Contributions) by which the Participant agrees that the Employer will reduce the Participant's Compensation by a designated percentage and contribute that designated percentage to the Plan on behalf of the Participant.

(65)   Service is defined in Section 3.5 (Service).

(66)   Trust shall mean, as of a particular date, the total of the contributions made in accordance with the Plan, increased by the net income thereon and decreased by the benefits paid under the Plan, losses incurred, and expenses of administering the Plan held by the Trustee pursuant to the terms of the Trust Agreement.

(67)   Trust Agreement means the agreement entered into between the Company or an Employer and the Trustee pursuant to Section 8.1 (Trustee).

(68)   Trustee shall mean such individual or financial institution, or a combination, as shall be designated by the Trust Agreement to hold in trust any assets of the Plan for purposes of providing benefits under the Plan, and shall include any successor Trustee to the Trustee, initially designated thereunder. The Trustee shall be a named fiduciary.

(69)   Valuation Date shall mean each day on which the New York Stock Exchange is trading or as otherwise determined by the Trustee, on which the Trust shall be valued at fair market value. In no event shall a Valuation Date occur less frequently than once in a consecutive twelve (12) month period.

(70)   Year of Service shall mean a Computation Period, commencing on the first day a person becomes employed or reemployed by an Employer and prior to July 1, 1998, during which such Employee has not less than one thousand (1,000) Hours of Service.

2.2   Construction. The headings and subheadings in the Plan are provided for convenience of reference only and shall not affect the construction or interpretation of the provisions. In any necessary construction of a plan provision, the masculine gender may include the feminine or neuter, and the singular may include the plural, and vice versa.

ARTICLE 3

ELIGIBILITY, PARTICIPATION, AND

BENEFICIARY DESIGNATION

3.1   Eligibility Period. Each Employee shall automatically be eligible to participate in the Plan as a Participant at any time on or after the Employee's Date of Employment with an Employer.

3.2   Participation. Each eligible Employee of an Employer may become a Participant by so notifying the Plan Administrator in accordance with the then established policies of the Plan Administrator after such Employee is given written notice by the Employer of the requirements of eligibility and agrees to accept and be bound by all the terms and conditions of the Plan. Any Participant shall remain a Participant for so long as there exists a remaining balance in such Participant's Individual Account.

3.3   Participant Age Requirement. For purposes of eligibility to participate in the Plan, the Plan shall not require an Employee to attain an age of greater than twenty-one (21).

3.4   Credited Service means the sum of (i) all periods of Service beginning after the later of June 30, 1998, or the Participant's Date of Employment or Date of Reemployment, as applicable; and (ii) a Participant's Years of Service as of June 30, 1998, if any; provided, however, that such Participant's Credited Service shall be increased by one (1) if, as of June 30, 1998, the Participant had not completed at least 1,000 Hours of Service during the twelve (12) consecutive month period beginning on the later of (A) the Participant's Date of Employment or Date of Reemployment, if applicable or (B) the most recent anniversary of the date in (A).

3.5   Service means all periods of the Employee's common law employment with an Employer, subject to the rules in this Section and the One-Year Break-in-Service rules in Section 3.6 (One-Year Break-in-Service).

> (A)   A Participant shall earn Service for all periods of common law employment. Unless a period of Service may be disregarded pursuant to the Break-in-Service rules in Section 3.6 (One-Year Break-in-Service), all periods of non-continuous Service shall be aggregated so that a one (1) year period of Service shall be completed as of the date an Employee completes three hundred and sixty-five (365) days of Service.

>> (I)   An Employee's Service shall commence (or recommence) on the Employee's Date of Employment (or Date of Reemployment).

>> (II)   A period of Service of an Employee shall terminate upon the first to occur of:

>>> (A)   The date on which the Employee quits, retires, is discharged or dies;

>>> (B)   The date on which the Employee is deemed to terminate employment due to his failure to return to active employment upon the expiration of a Leave of Absence or Disability Leave of Absence; or

(C)   The first anniversary of the date on which the Employee is first absent from active employment for any reason other than retirement, quit, discharge, Leave of Absence, Disability Leave of Absence, or death.

(III)   For an Employee who is on a Permitted Absence and who is absent from Service beyond the first anniversary of the date such Permitted Absence commenced, a termination of Service shall occur on the second anniversary of the date such Permitted Absence commenced; provided, however, that the period between the first and second anniversaries of the date such Permitted Absence commenced is neither a period of Service nor a period of severance for purposes of Section 3.6 (One-Year Break-in-Service). In order for an employee's absence to qualify as a Permitted Absence, the Employee must furnish the Plan Administrator with such timely information as the Plan Administrator requires in order to establish that the absence was a Permitted Absence in accordance with procedures established by the Plan Administrator.

(IV)   If an Employee terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months of his termination of Service, then the period of termination shall be counted as a period of Service. If an Employee is on Leave of Absence of twelve months or less, and then terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months from the date on which the Employee was first absent from Service, then the period of termination shall be counted as a period of Service. If an Employee is on Disability Leave of Absence and then terminates Service due to a quit, discharge, or retirement, but is reemployed by an Employer within twelve months from the date on which the Employee was first absent from Service, then the period of the termination shall be counted as a period of Service.

(B)   Service shall exclude any period of employment completed prior to the Participant's attainment of age 18; provided, however, that for a Participant whose Date of Employment is on or after July 1, 1998, Service shall include any period of employment completed prior to attainment of age 18.

(C)   Employment with an Affiliate, as reported to the Plan Administrator by such Affiliate, shall be treated as Service.

(D)   An Employee entitled to benefits under the long term disability plan will be credited with Service during a Disability Leave of Absence until the earlier of the date as of which (i) the Employee is fully vested in the balance in his Individual Account pursuant to Section 6.4 (Other Termination of Service), or (ii) the Employee's attainment of Normal Retirement Age.

3.6   One -Year Break-in-Service.

(A)   Effective prior to July 1, 1998, One-Year Break-in-Service shall mean an Employment Year during which a Participant is not credited with more than five hundred (500) Hours of Service.

(B)   Effective July 1, 1998, a Break-in-Service shall mean a period of severance following an Employee's termination of Service. An Employee shall have a One-Year Break-in-Service for each twelve month period ending on the anniversary of the Employee's termination of Service.

(C)   If a Participant incurs a period of five consecutive One-Year Breaks-in-Service, then any Credited Service completed after such One-Year Breaks-in-Service shall be disregarded for purposes of determining his vested right in the balance of his Individual Account as of the date he incurs the One-Year Breaks-in-Service.

(D)   For purposes of determining if an Employee who is reemployed following July 1, 1998, has incurred a period of five consecutive One-Year Breaks-in-Service, the Employee's period of Break in Service commencing on July 1, 1998, shall be combined with such Employee's One-Year Breaks-in-Service, as defined prior to July 1, 1998, including any partial years.

3.7   _Beneficiary Designation_. At any time, and from time to time and in compliance with ERISA and the Puerto Rico Inheritance Law, as long as it is not pre-empted by ERISA, each Participant shall have the unrestricted right to designate the Beneficiary or Beneficiaries to receive his death benefit and shall have the unrestricted right to revoke any such designation. Each such designation or revocation shall be evidenced by written instrument filed with the Plan Administrator, signed by the Participant and either signed by at least one representative of the Plan as witness to the Participant's signature or properly notarized. If no such designation is on file with the Plan Administrator at the time of the Participant's death or if, for any reason, the Plan Administrator determines that no such designation is in effect, then the Participant's spouse shall be deemed the Beneficiary of 50% of the benefits and the other 50% to the estate of such Participant. If, at the time of death, the Participant is not married, then the children of such Participant shall be deemed Beneficiaries and shall be paid the benefit share-and-share alike. If at the time of death the Participant has no spouse or children, then the estate of such Participant shall be conclusively deemed to be the Beneficiary designated to receive such Participant's death benefit. If a Participant has designated the Participant's spouse as a Beneficiary, and as of the time of the occurrence of a distributable event, the Participant is no longer married to such designated Beneficiary, and has not properly designated another as Beneficiary in lieu of the Participant's ex-spouse, then such designated Beneficiary shall not be paid benefits in accordance with the Beneficiary designation. Instead, the estate of such Participant shall be conclusively deemed to be the Beneficiary to receive such Participant's death benefit.

ARTICLE 4

CONTRIBUTIONS

4.1   _Employer Contributions_. Contributions as provided in this Article 4 shall be paid to the Trustee. All contributions by the Employer shall be irrevocable, except as herein provided, and may be used only for the exclusive benefit of the Participants and their Beneficiaries.

(A)   _Elective Contributions_.   The Employer shall make an Elective Contribution in an amount equal to the amount by which each Participant has agreed, in accordance with the provisions of Section 4.2 (Elective Contributions), to reduce his Compensation.

(B)   Employer Matching Contributions. Effective July 1, 1998, the Employer shall make Employer Matching Contributions as follows:

(I)   As of each Investment Date, an Employer Matching Contribution in an amount that equals twenty-five percent (25%) of the Elective Contribution contributed on behalf of each Participant since the immediately preceding Investment Date, made with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation.

(II)   An Employer Matching Contribution on behalf of each Participant who is in the Service of an Employer on the last day of the Plan Year in an amount as necessary such that the aggregate Employer Matching Contribution for the Plan Year made on behalf of such Participant equals twenty-five percent (25%) of the Elective Contribution contributed on behalf of such Participant for the Plan Year with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation for the Plan Year. Notwithstanding anything herein to the contrary, for the Plan Year ending December 31, 1998, the Employer Matching Contribution made pursuant to this Section 4.1(b)(ii), shall be in an amount as necessary such that the aggregate Employer Matching Contribution for the Participant equals (A) twenty-five percent (25%) of the Elective Contribution contributed on behalf of such Participant with respect to Elective Contributions equal to no more than six percent (6%) of such Participant's Compensation for the Plan Year, divided by (B) two.

(III)   Employer Matching Contributions are subject to the limitations on investment provided in Section 8.2 (Direction of Investments).

(IV)   Notwithstanding anything herein to the contrary, in the event that the Salary Reduction Contribution to which an Employer Matching Contribution relates is distributed to a Participant pursuant to Section 4.3 (Distribution of Excess of Elective Contributions) then such Employer Matching Contribution shall be forfeited and the Participant's Employer Matching Contribution Account adjusted accordingly.

(C)   Qualified Non-Elective Contributions. In its sole and absolute discretion, an Employer may determine to make a Qualified Non-Elective Contribution in an amount, if any, determined by the Employer for the benefit of Participants who are not Highly Compensated Employees. Such Qualified Non-Elective Contribution shall be nonforfeitable.

4.2   Elective Contributions. Subject to the limitations set forth herein, a Participant may elect to have Elective Contributions contributed to the Plan on his behalf as follows:

(A)   Salary Reduction Election. Each Participant, in accordance with the policies then established, shall enter into a Salary Reduction Agreement with the Plan

Administrator as to his election to reduce his Compensation. The designated percentage by which a Participant may reduce his Compensation pursuant to an election may be any whole percentage from one percent (1%) to ten percent (10%) of the Compensation otherwise payable to the Participant during the pay period. Such election shall be effective no sooner than the pay period first occurring after the acceptance of such Salary Reduction Agreement by the Employer in accordance with the procedures then established by the Plan Administrator.

      (B)   <u>Revocation or Change of Election</u>. Each Participant, by notice to the Plan Administrator in accordance with the procedures then established by the Plan Administrator and communicated to Participants, may prospectively elect to reduce or increase the amount of his Compensation deferred pursuant to a Salary Reduction Agreement made in accordance with this Section 4.2 or cease all reduction of Compensation. If Elective Contributions are ceased hereunder, a Participant may reinstate Elective Contributions by entering into a new Salary Reduction Agreement in accordance with this Section.

      (C)   <u>Limitation on Elective Contributions</u>. For any Plan Year, no Participant shall make Elective Contributions in excess of

      (I) $8,000 or such other amount as may be set from time to time in accordance with the PR-Code or the regulations thereunder of the Participant's Compensation, or,

      (II)   ten percent (10%) of the Participant's Compensation received from the Employer for such Plan Year.

If, during a Plan Year, contributions made into a Participant's Individual Account exceed the limitation then in effect, then the Plan Administrator shall make a corrective distribution in accordance with the requirements of PR-Code Section 1165(e) and the regulations thereunder. The Plan Administrator shall return the excess Elective Contributions together with income earned thereon through the end of each Plan Year, but shall not return any income earned thereon between the end of the Plan Year and the date the Trustee receives directions from the Plan Administrator to distribute such excess deferral to the Participant.

      4.3   <u>Payment of Elective Contributions to the Trust</u>. Elective Contributions shall be delivered by the Employer to the Trustee as soon as practicable. Except to the extent otherwise permitted in accordance with Department of Labor Regulation § 2510.3-102, the Employer shall pay Elective Contributions to the Trustee on the earliest date on which such contributions can reasonably be segregated from the Employer's general assets, not to exceed the fifteenth business day of the month following the month in which (i) the contributions are received by the Employer or (ii) the date on which such amounts would otherwise have been payable to the Participant in cash. All contributions by the Employer must be delivered to the Trustee by the time prescribed by law for filing the Employer's Federal income tax return (including extensions thereof). If the contribution is on account of the Employer's preceding fiscal year, the contribution shall be accompanied by the Employer's statement to the Trustee that payment is on account of such fiscal year.

4.4   Distribution of Excess Elective Contributions.   Upon receipt of all Salary Reduction Agreements the Plan Administrator shall check the deferral percentages against the Actual Deferral Percentage Tests set forth in Section 4.4 (Average Actual Deferral Percentage Test). In the event that neither the 1.25 Test or the 2.0 Test is met, the Plan Administrator will adjust downward to modify the future salary reductions with respect to the Highly Compensated Employees. If any discrimination is still present, the Plan Administrator shall, to the extent permitted by law, pay such amounts directly to the Employee.

4.5   Average Actual Deferral Percentage Test. As of the end of each Plan Year, or more frequently as otherwise determined by the Plan Administrator, all Employees shall be divided by definition into either the Highly Compensated Employee group or the Non-Highly Compensated group. Only one of the following tests need be satisfied for there not to be a distribution of Elective Contributions in accordance with Section 4.3 (Distribution of Excess Elective Contributions). All rules of application with reference to both tests shall be governed by PR-Code Section 1165(e) and any rules or regulations issued pursuant thereto.

    (A)   1.25 Text. The Average Actual Deferral Percentage for the eligible Highly Compensated Employees (top 1/3) is not more than the Average Actual Deferral Percentage of all other eligible employees (lower 2/3) multiplied by 1.25.

    (B)   2.0 Test. The Average Actual Deferred Percentage for eligible Highly Compensated Employees does not exceed the Average Actual Deferral Percentage for eligible Non-Highly Compensated Employees by more than two (2) percentage points.

    (C)   "Actual Deferral Percentage" shall mean the average of the ratios (calculated separately for each Employee to the nearest one-hundredth of one percent) of:

        (I)   The amount of all Elective Contributions actually contributed to the Trust on behalf of such Employee and allocated to his Elective Contribution Account for such Plan Year, to

        (II)   The Employee's Compensation, such average of ratios being multiplied by one hundred (100).

For purposes of the Actual Deferral Percentage Test set forth in this Section, Qualified Non-Elective Contributions made on behalf of Participants who are eligible to receive Qualified Non-Elective Contributions shall be treated as Elective Contributions to the extent permitted by PR-Code Section 1165(e).

4.6   Rollover Contribution. An Employee may contribute to the Fund, subject to the approval of the Plan Administrator, the Plan may accept any direct transfer of any amounts distributed on behalf of a Participant, from a plan qualified under the PR-Code Section 1165(a) or (e) to this Plan. Notwithstanding anything to the contrary herein, the Plan Administrator may instruct the Trustee to return any amounts transferred or contributed to the Plan in accordance with the Section which, after transferred or contributed into the Plan are determined to be made in contravention of any qualification provisions of PR-Code or of the intent of the Plan.

4.7   Transferred Assets. As a condition to accepting a direct transfer of Participant's benefits held in a plan qualified under PR-Code Section 1165(a) and (e), the Plan Administrator shall require that all amounts, or portions thereof, which shall comprise such transferred assets, be properly identified by the Employee or transferring plan's trustee or plan administrator as either Prior Employer Matching Contributions, Prior Employer Non-Elective Contributions, Prior Employer Voluntary Contributions or Prior Employer Elective Contributions, or earnings therefrom. It is specifically prohibited to reduce or eliminate any benefit protected under PR-Code which would otherwise be reduced or eliminated as the result of a merger of a plan qualified under PR-Code Section 1165(a) and (e) ("Qualified Plan") with the Plan, the transfer of assets from a Qualified Plan to the Plan or any other event having the effect of amending a Qualified Plan or Plans in order to transfer plan benefits. The Plan hereby incorporates by reference the provisions of any Qualified Plan which is merged into, or from which assets are transferred to, the Plan, which are controlling with respect to any benefit protected under PR-Code and necessary to prevent the reduction or elimination of any such protected benefit.

4.8   Maximum Deductible Contribution. In no event shall the Employer be obligated to make an Employee Contribution for a given Plan year in excess of the maximum amount deductible for the Company under PR-Code Section 1023(n) or any statute or rule of similar import.

4.9   Reverting of Contribution Made by Mistake of Fact. If any contribution is made by an Employer to the Plan by mistake of fact, including but not limited to, an arithmetical error in calculating the amounts that were to be contributed to the Plan, such portions of the contribution as were made by such mistake of fact may, at the election of the Employer, revert and be repaid to the Employer within one (1) year after such amounts were contributed to the Plan.

4.10   Reverting of Non-Deductible Contribution. If a contribution is made by an Employer to the Plan which is not wholly deductible under PR-Code Section 1023(n), then, to the extent the deduction is disallowed, such non-deductible amounts may, at the election of an Employer, be returned to the Employer within one year after the disallowance of the deduction.

4.11   Limitation on Reversions. Except as provided herein, the principal and income of the Trust shall in no event be paid to or revert to the Employer or be used for any purpose other than the exclusive benefit of the Participants and their Beneficiaries.

ARTICLE 5

ALLOCATIONS TO INDIVIDUAL ACCOUNTS

5.1   Individual Account. The Plan Administrator shall establish and maintain for each Participant an Elective Contribution Account and an Employer Matching Contribution Account that will reflect the Participant's share of Employer contributions, if any, under the Plan, and the Adjustments thereto. The Trustee shall also establish a Prior Employer Voluntary Contribution Account, a Prior Employer Non-Elective Contribution Account, a Prior Employer Matching Contribution Account, a Prior Employer Elective Contribution Account, and a Rollover Account on behalf of a Participant as needed. Such accounts shall reflect Prior Employer Voluntary Contributions, Prior Employer Non-Elective Contributions, Prior Employer Matching Contributions, Prior Employer Elective Contributions, and Rollover Contributions, as applicable, transferred to the Plan on behalf of a Participant and the income, loss, appreciation, and depreciation attributable to such contributions. The Trustee shall also maintain records to indicate the amount of each Individual Account that is invested in each Investment Fund.

5.2   Charging of Payments and Distributions. As of each Valuation Date and prior to any Adjustment under Section 5.3 (Allocation of Adjustment), all payments, distributions and withdrawals made under the Plan since the immediately preceding Valuation Date to or for the benefit of a Participant or his Beneficiary shall be charged to the Individual Account of such Participant unless previously charged.

5.3   Allocation of Adjustment. The Adjustment of the Trust shall be determined by the Trustee as of each Valuation Date and allocated in accordance herewith. Any Adjustment shall be deemed conclusive.

(A)   First, the assets of the Plan shall be valued at their current fair market value as of each Valuation Date, and the Adjustment since the immediately preceding Valuation Date shall be made to the Individual Accounts of all Participants and former Participants under the Plan in the ratio that the fair market value of each such Individual Account as of the immediately preceding Valuation Date bears to the total fair market value of all Individual Accounts as of the immediately preceding Valuation Date.

(B)   Notwithstanding anything herein to the contrary, the dividends, capital gains distributions, and other earnings and losses incurred on any share or unit of a Plan investment that is specifically credited or earmarked to a Participant's Individual Account under the Plan shall be allocated to such Individual Account and immediately reinvested, to the extent practicable, in additional shares or units of such Plan investment.

5.4   Allocation of Employer Contributions. As of each Valuation Date, but in no event later than the last day of the Plan Year to which such contributions relate, Employer Contributions shall be allocated and credited to and among the Individual Accounts of Participants as follows:

(A)   First, effective as of July 1, 1998, allocate to the Individual Accounts of Participants whose nonvested benefits were forfeited in accordance with Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) but who have returned to Service within the time prescribed in Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) or who have made a claim for benefits pursuant to Section 9.16 (Missing Persons), such portion of the Forfeitures for the Plan Year as is necessary to restore in accordance with Section 6.9 (Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit) or Section 9.16 (Missing Persons) the benefits of such Participants. In the event that Forfeitures are insufficient to restore the benefits for such Participants, the Employer shall make an additional contribution such that these benefits are fully restored.

(B)   Next, as soon as practicable following the contribution of Elective Contributions, allocate to each Participant's Elective Contribution Account that portion of the total Elective Contributions that equals the amount of his Compensation which the Participant has elected to defer during the period on account of which such Elective Contributions are made.

(C)   Next, as soon as practicable following the contribution of Employer Matching Contributions made pursuant to Section 4.1(b)(i) (Employer Contributions), allocate such Employer Matching Contributions in accordance with Section 4.1(b)(i) (Employer Contributions) for the period on account of which such Employer Matching Contributions are made.

(D)   Next, as of the last day of the Plan Year, allocate any Employer Matching Contribution made pursuant to and in accordance with Section 4.1(b)(ii) (Employer Contributions) to the Employer Matching Contribution Account of each Participant who is in the Service of an Employer on the last day of the Plan Year.

(E)   Next, in the event that the Employer has made a Qualified Non-Elective Contribution for the Plan Year, as of the last day of the Plan Year allocate the portion of the Qualified Non-Elective Contribution to the Elective Contribution Account of each Participant who is not a Highly Compensated Employee; provided, however, that allocations under this Section 5.4(e) shall be made first for the benefit of the Participant or Participants who are not Highly Compensated Employees and who have the lowest Actual Deferral Percentages for the Plan Year, then as the Actual Deferral Percentages of those Participants increase, add the Participants who are not Highly Compensated Employees and who have the next lowest Actual Deferral Percentages until the entire Qualified Non-Elective Contribution as been allocated.

5.5   _Reallocation or Revaluation_. Notwithstanding anything herein to the contrary, should it be necessary to make distributions under the provisions of the Plan and the Plan Administrator in good faith determines that, because of any extraordinary change in general economic conditions, the occurrence of some casualty radically affecting the value of the Trust or a substantial part thereof, or an abnormal fluctuation in the value of the Trust has occurred since the end of the preceding Plan Year, the Plan Administrator may, in its sole discretion, to prevent the payee from receiving a substantially greater or lesser amount than what he would be entitled to, based on current values, cause a revaluation of the Trust to be made a reallocation of the interests therein and of the date the payee's right of distribution becomes fixed. Such revaluation may also be made if in the Plan Administrator's sole discretion such revaluation is required to administer the Plan in an equitable and nondiscriminatory manner for purposes of transfers among funds within the Plan, loans from the Plan, or other transactions needing a specific valuation date.

5.6   _Forfeitures_. Forfeitures shall be applied to offset Employer Contributions for the Plan Year during which the Forfeitures occur, provided that such Forfeitures shall first be applied in accordance with Section 5.4(a) (Allocation of Employer Contributions).

ARTICLE 6

VESTING AND DISTRIBUTIONS

6.1   _Normal Retirement_. A Participant shall be fully vested in the balance in his Individual Account upon attainment of his Normal Retirement Age. Upon the Participant's retirement on or after his Normal Retirement Date, the Plan Administrator shall direct the

Trustee to distribute to the Participant such amount in accordance with Section 6.5 (Distribution of Benefits).

6.2   Death.   A Participant shall be fully vested in the balance in his Individual Account upon his death prior to the commencement of the distribution of such Participant's Individual Account.   The balance in such Participant's Individual Account shall become payable as a death benefit and shall be paid in accordance with Section 6.5 (Distribution of Benefits).

6.3   Disability.   Upon the occurrence of the Permanent and Total Disability of a Participant, the vested portion in his Individual Account shall become payable, and upon the Participant's proper election, the Plan Administrator shall direct the Trustee to distribute to such Participant such amount in accordance with Section 6.5 (Distribution of Benefits).   Whether a Participant experiences a Permanent and Total Disability shall be determined by the Plan Administrator, in its sole discretion and pursuant to the policy established by the Plan Administrator and in effect on the date that such disability occurred.

6.4   Other Termination of Service.   Upon a Participant's separation from Service for any reason other than retirement, Permanent and Total Disability, or death, payment of the vested portion of the Participant's Individual Account shall be made in accordance with Section 6.5.

Prior to attainment of Normal Retirement Age, a Participant shall be vested in his Employer Matching Contribution Account based on his number of full years of Credited Service in accordance with the following schedule:

Years of Credited Service		Percent Vested
Less than	2	0%
	2	40%
	3	60%
	4	80%
	5	100%

A Participant shall be one hundred percent (100%) vested at all times in his Elective Contribution Account and, if applicable, his Rollover Account.

In the event a Participant who has terminated his employment with an Employer is reemployed as an Employee prior to receiving a distribution of the balance of the Individual Account, such Employee shall then not be entitled to a distribution pursuant to this Section.

6.5   Distribution of Benefits.   The Trustee shall make distributions from the Trust only pursuant to the Plan Administrator's instructions.   Such distributions shall be made to a Participant, his Beneficiary, or Alternate Payee or to an authorized personal representative of such Participant or such Participant's estate and shall be made in accordance with the requirements of the PR-Code and the Regulations issued thereunder, as follows:

(A)   Application for Benefits.   In order to receive a benefit pursuant to the terms of the Plan, a Participant, his Beneficiary, or authorized personal representative, must make a written application as required by the Plan Administrator.   The Plan

Administrator may require information which in its discretion is considered pertinent to any question of eligibility and the amount of any benefit.

(B)   Method of Payment. Each Participant, Beneficiary, Alternate Payee or personal representative shall have the right, subject to the approval of the Plan Administrator, to request to have benefits paid under the option hereinafter set forth in subsection (b)(ii) or, in lieu hereof, as otherwise provided for in subsection (b)(i) a Participant, Beneficiary, Alternate Payee or personal representative who is entitled to have benefits paid in an optional form set forth in subsection (b)(ii) shall make such an election by request to the Plan Administrator and may revoke such election at any time prior to the commencement of distribution of benefits in accordance with the procedures then established by the Plan Administrator.

(I)   Normal Form. Subject to subsection (b)(ii), in the absence of the election and approval of the optional method of payment set forth in subsection (b)(ii) of this Article, benefit payments shall be made in cash as a lump sum; provided that, pursuant to Section 6.12 (Special Rule Regarding Certain Distributions From EDS Stock Fund), the portion of the Participant's Individual Account invested in the EDS Stock Fund, if any, shall be distributed in cash or in kind, as elected by the Participant.

(II)   Optional Method. In lieu of receiving payment in accordance with subsection (b)(i), a Participant, Beneficiary, Alternate Payee or personal representative may elect in writing to receive a distribution as follows: subject to the approval of the Plan Administrator, (1) a Participant can elect to have a non-transferrable annuity contract purchased on his behalf from an insurance company. If an annuity contract is so elected, it shall be conclusively presumed that the type of annuity contract to be provided will be a fifty percent (50%) joint and survivor annuity with the Participant with a Qualified Consent, or Beneficiary specifically elects otherwise; (2) subject to this Section, a Participant may elect to receive a distribution in whole shares or units of Employer Stock of all or part of his Individual Account allocated to the EDS Stock Fund. Any balance in the Participant's Individual Account inclusive of the value of any fractional share or unit of Employer Stock will be distributed in cash; or (3) periodic installment payments to be paid in equal installments together with earnings over the lesser of the ten (10) years or the Participant's life expectancy as determined at the time payment of benefits commence.

(C)   Automatic Distribution. Notwithstanding anything to the contrary herein, any Participant whose vested portion of his or her Individual Account does not exceed $5,000 as of the end of the calendar quarter in which his or her separation from Service occurs shall, as soon as administratively practicable, automatically receive the vested portion of such Participant's Individual Account paid in the form of a single lump sum cash payment.

(D)   Time of Payment. Any amounts distributable in accordance with this Article shall be paid to the distributee by the Trustee as soon as administratively practicable on the Valuation Date on or first occurring after the Trustee receives authorized distribution directions from the Plan Administrator, but in no event later than one hundred and twenty (120) days after such distribution has been approved by the Plan Administrator for payment, unless otherwise communicated to the distributee in writing.

(E)   Direct Transfer. Any Participant entitled to a distribution from the Plan may, in accordance with the procedures then established by the Plan Administrator, elect to have such payment made directly to an eligible retirement plan or as otherwise provided in PR-Code Section 1165(b)(2) and the Regulations issued thereunder.

6.6   Maximum Option Payable. In the event a Participant, with the approval of the Plan Administrator, elects to have his benefit paid under subsection 6.5(b)(i) (Distribution of Benefits) and the Beneficiary is not the spouse of the Participant, the option elected shall be restricted so that the present value of the payments expected to be made to the Beneficiary is not more than fifty percent (50%) of the present value of the total payment expected to be made to the Participant.

6.7   Vesting After a Distribution. If a distribution is made from a Participant's Employer Matching Contribution Account at a time when the Participant is not fully vested in the balance in his Employer Matching Contribution Account, at any time subsequent to such distribution (the "Relevant Time"), the Participant's vested portion of the balance in his Employer Matching Contribution Account shall not be less than an amount calculated as follows:

(A)   First, add the amount of all previous distributions from the Employer Matching Contribution Account to the balance of the Participant's Employer Matching Contribution Account at the Relevant Time;

(B)   Second, multiply the amount obtained in (a) by the Participant's vested percentage in his Employer Matching Contribution Account, determined in accordance with Section 6.4 (Other Termination of Service); and

(C)   Finally, subtract the amount of the distributions added to the Employer Matching Contribution Account balance under (a) above from the amount obtained in (b).

6.8   Benefits to Minors and Incompetents. If any person entitled to receive payment under the Plan shall be a minor, or found to be incompetent, the Plan Administrator may distribute such benefits as follows:

(A)   Distribution to Minors. Subject to the approval of the court with competent jurisdiction distributions to minors shall be paid to either parent of such minor, or to any person who shall be legally qualified and shall be acting as guardian of the person or the property of such minor.

(B)   Distributions to Incompetents. Distributions to a person entitled to receive a benefit from the Plan who is physically or mentally incapable of personally receiving and giving a valid receipt for any payment due may be made to the legal guardian or other legally qualified person entitled to receive payment on such incompetent person's behalf.

6.9   Forfeiture Occurs and Restoration of Non-Vested Accrued Benefit.

(A)   Forfeiture Occurs. Following a termination of Service, a Participant shall incur a Forfeiture of the nonvested portion of his Employer Matching Contribution Account as of the earliest of the date on which (i) the Participant first incurs five (5) consecutive One-Year Breaks-in-Service, or (ii) the Participant receives a distribution of the vested portion of the balance in his Individual Account as the result of his termination of Service.

(B)   Restoration of Forfeitures.   If an individual who was formerly a Participant has incurred a Forfeiture of the portion of his Individual Account balance in which he was not vested and has received a distribution of the vested portion of his Individual Account Balance as a result of his termination of Service, and such individual returns to the Service of the Employer prior to incurring five (5) consecutive One-Year Breaks-in-Service, such individual's forfeited non-vested portion of his Individual Account shall be restored and credited to his Employer Matching Contribution Account if the Participant repays to the Plan the full amount of the distribution prior to the earlier of:

(I)   The last day of the Plan Year in which the Participant incurs five (5) consecutive One-Year Breaks-in-Service; or

(II)   Five (5) years after the Participant's Date of Reemployment (provided that the Participant must be an Employee at the time of repayment).

The restoration of the nonvested portion of the Participant's Individual Account shall be as soon as administratively practicable following such repayment. The restoration of forfeited amounts shall be made first from Forfeitures arising under the Plan and, if such Forfeitures are not sufficient, the remainder shall be restored out of Employer Contributions for the Plan Year, which contributions shall be supplemented by an amount equal to such remainder. The Plan Administrator shall give timely notice to any rehired Employee, if such Employee is eligible to make a repayment, of his right to make such repayment and an explanation of the consequences of not making such repayment.

6.10   Participant's Death Prior to Commencement of Distribution - the "Five-Year Rule" and Exceptions Thereto. If a Participant dies before the distribution of the balance of the vested interest in such Participant's Individual Account has begun in accordance with the provisions herein. the entire balance of such Participant's Account will be distributed within five (5) years after the date of such Participant's death (the "Five-Year Rule"). This Section is subject to the following exceptions:

(A)   Payable Over Life of Beneficiary. The Five-Year Rule does not apply if a portion of the Participant's Individual Account is payable to a Designated Beneficiary for life, or over a period not extending beyond the Designated Beneficiary's life expectancy, and the payments commence within one (1) year of the Participant's death. All distributions made pursuant to this subsection must also satisfy the minimum distribution rules applicable to before-death distributions.

(B)   Special Rule for Surviving Spouse. The Five-Year Rule does not apply when the Beneficiary is the surviving spouse of the Participant. In such event, distribution may be made to such surviving spouse either (i) in payments over the period of such surviving spouse's life or, (ii) over a period not extending beyond the life expectancy of such surviving spouse, provided that payments begin no later than the Required Beginning Date. In the event that such surviving spouse dies before the payments are required to commence, then the Five-Year Rule must be applied as if such surviving spouse were the Participant. The remaining balance in such Participant's Individual Account need not be distributed within five (5) years of the death of such Participant's surviving spouse as long as the payments commence within one (1) year of the date of death of the Participant and are payable to the surviving spouse's Designated Beneficiary for life or over a period not extending beyond the life expectancy of such surviving spouse's beneficiary.

6.11   Life Expectancy Determination. For purposes of distribution of benefits herein, the life expectancy of a Participant and the Participant's spouse shall not be redetermined more than once in a twelve-month period.

6.12   Special Rule Regarding Certain Distributions From EDS Stock Fund. If any or all of the balance of a Participant's Individual Account, becomes payable and any portion thereof is then invested in the EDS Stock Fund, then such Participant may elect to receive a distribution in whole shares of Employer Stock of all or part of the Individual Account allocated to the EDS Stock Fund. Any fractional share of Employer Stock will be distributed in cash.

6.13   No Reduction of Benefits. It is specifically prohibited to reduce or eliminate any benefit protected PR-Code which would otherwise be reduced or eliminated as a result of a merger of a plan qualified under PR-Code Section 1165(a) and (e) ("Qualified Plan") with the Plan, the transfer of assets from a Qualified Plan to the Plan or any other event having the effect of amending a Qualified Plan or Plans in order to transfer plan benefits. The Plan hereby incorporates by reference the provisions of any Qualified Plan which is merged into, or from which assets are transferred to, the Plan, which are controlling with respect to any benefit protected under PR-Code and necessary to prevent the reduction or elimination of any such protected benefit.

ARTICLE 7

WITHDRAWALS AND LOANS

7.1   Withdrawals and Loans Generally. Subject to the terms and conditions set forth below, an active Participant may withdraw or borrow from such Participant's vested interest in the Plan upon application to the Plan Administrator and in accordance herewith. Notwithstanding anything herein to the contrary, however, a Participant may not withdraw or borrow under this Article 7 any portion of his Employer Matching Contribution Account with respect to which he is unable to direct investment pursuant to Section 8.2 (Direction of Investments).

7.2   Special Hardship Withdrawal. If, in accordance with the following provisions, the Plan Administrator determines that a Hardship exists and that the Participant is so entitled to a Hardship distribution, then, subject to the following, a Hardship distribution may be made to the Participant at any time administratively practicable.

(A)   Hardship Defined. For purposes of this Section, Hardship is defined as an immediate and heavy financial need which cannot be satisfied by any other financial resources available to the Participant. Only the following needs of a Participant shall qualify as a Hardship:

(I)   medical expenses incurred or required to obtain treatment on behalf of the Participant, the Participant's spouse, or any dependents children not covered by medical insurance;

(II)   purchase, but not mortgage payments, of a principal residence for the Participant;

(III)   payment of tuition for post-secondary education, for the current or next twelve months for the Participant, the Participant's spouse or dependents; or,

(IV)   payments to prevent eviction or mortgage foreclosure of the Participant with respect to his principal residence.

(B)   Application for Hardship Provision. At any time when a Participant seeks a distribution of all or any portion of the vested interest in such Participant's Individual Account, then such Participant shall deliver a written request to the Plan Administrator stating thereon the nature of the Hardship, the estimated amount of funds needed to alleviate the Hardship, documentation sufficient to substantiate the Hardship, and the date when such funds are needed. The Plan Administrator shall determine whether or not a Hardship exists as to the Participant, and the amount of the Participant's vested interest in his Individual Account which shall be distributed to the Participant to alleviate the Hardship. Within thirty (30) days of the Plan Administrator's receipt of a Participant's written request for a Hardship distribution, the Plan Administrator shall notify the Participant as to whether or not a Hardship was found to exist and as to the amount of the Participant's vested interest which shall be distributed to the Participant.

(C)   Requisites for Hardship Withdrawal. No distribution will be made to any Participant for reason of Hardship unless:

(I)   the amount to be distributed pursuant to this Section 7.2 does not exceed the amount necessary to alleviate the Participant's necessary and immediate financial need;

(II)   the Participant has obtained all distributions, other than Hardship distributions, and all non-taxable loans currently available under all plans sponsored by the Employer in which he is eligible to participate;

(III)   the Participant has represented that all other financial resources available to the Participant have been exhausted and that the Participant does not have any other financial resource to alleviate the Hardship; and

(IV)   any Participant who receives a Hardship distribution from the Plan shall be prohibited from making Elective Contributions under the Plan and must agree not to make elective contributions to any other plan maintained by an

Employer for twelve (12) consecutive months from the date of the Hardship distribution.

7.3   In-Service Withdrawal.   Any Participant who has attained age fifty-nine and one-half (59-1/2) and is an Employee may request withdrawal of all or a portion of the vested portion of his Individual Account save and except any and all amounts thereof attributable to Rollover Contributions, Prior Employer Voluntary Contributions, Prior Employer Matching Contributions or Prior Employer Non-Elective Contributions. A Participant who attained age seventy and one-half (70 1/2) prior to January 1, 1999, may request a withdrawal of any or all of his Individual Account. Payment of such amount may be in any form provided for pursuant to Section 6.5 (Distribution of Benefits).

7.4   Loans. Loans from the Plan may be made available to Participants. If loans are provided, they must be made available to all Participants on a reasonable and equivalent basis. The application and the resulting loan must comply with the procedures then established by the Plan Administrator, ERISA and the PR-Code.

7.5   Discretionary Withdrawal.   Any Participant whose Individual Account is comprised of a QDRO Account or a Prior Employer Voluntary Contribution Account may, at any time and in accordance with the policies and procedures then established by the Plan Administrator, request a distribution of all, or a portion of the amounts credited to such QDRO Account and Prior Employer Voluntary Account. The Trustee shall distribute such amounts as of the Valuation Date on or first occurring after receiving the distribution authorization from the Plan Administrator.

ARTICLE 8

FUNDING

8.1   Trustee.   The Company will enter into a Trust Agreement with the Trustee whereunder the Trustee will receive, invest and administer as a trust fund all contributions made to the Plan in accordance with such Trust Agreement. Such Trust Agreement is incorporated by reference as a part of the Plan, and the rights of all persons hereunder are subject to the terms of the Trust Agreement. The Trust Agreement specifically provides, among other things, for the investment and reinvestment of the Trust and the income thereof, the management of the Trust, the responsibilities and immunities of the Trustee, removal of the Trustee and appointment of a successor, accounting by the Trustee and the disbursement of the Trust. The Trustee shall establish and maintain such Investment Funds as are selected by the Investment Committee in accordance with Section 9.9 (Duties and Authorities of the Investment Committee).

8.2   Direction of Investments.

(A)   Each Participant shall have the right to direct the investment of the entire amount allocated to his Individual Accounts into or among any available Investment Funds. Investment Fund elections and changes in the allocation of contributions shall be made in accordance with the policies and procedures then established by the Plan Administrator and communicated to Participants. The Plan Administrator shall, as soon as practicable, forward appropriate investment directions received from a Participant to the Trustee for execution, and the Trustee shall carry out such directions as expeditiously as practicable. In the absence of a notification by a Participant to the Plan Administrator concerning the direction of contributions, the Plan Administrator shall assume the Participant elected that the total amount of contributions being allocated to such Participant's Individual Account be invested in accordance with investment procedures of the Investment Committee established pursuant to Section 9.9 (Duties and Authorities of the Investment Committee).

(B)   Notwithstanding anything herein to the contrary, all Employer Matching Contributions shall be allocated to the EDS Stock Fund. A Participant shall not be able to direct the investment of Employer Matching Contributions until the second anniversary of the date as of which such Employer Matching Contributions were allocated. Such restriction shall be lifted with respect to a Participant who receives a distribution of his Employer Matching Contribution in accordance with Article 6; provided, however, that in the event such participant repays such distribution pursuant to Section 6.9, such restriction shall be reinstated for the remaining portion of such two year period.

(C)   The EDS Stock Fund shall be an Investment Fund up to ninety-nine percent (99%) of the assets of which may be invested in Employer Stock, unless the Trustee or the independent fiduciary, if appointed and then acting, determines that the acquisition or holding of Employer Stock would possibly result in the imposition of an excise tax or result in a violation of ERISA Sections 406 or 407. If such a determination is made or the Trustee or independent fiduciary, if appointed and then acting, determines that a sale of any or all of the Employer Stock is in the best interest of the Participants, the Trustee or such independent fiduciary may sell any or all of the Employer Stock in the Trust.

8.3   Change in Direction. Any Participant shall change investment option elections concerning the investment of either existing Individual Account balances or future contributions into Investment Funds as follows:

(A)   Future Contribution. Each Participant shall have the right to request the Plan Administrator to change his investment option election concerning the Investment Fund in which his future Elective Contributions or Rollover Contributions are to be invested in accordance with Section 8.2 (Direction of Investments). Such changes in investment options shall be made, and shall be effective, in accordance with the then governing policies and provisions established by the Plan Administrator and communicated in writing to the Participants who are Employees.

(B)   Individual Account Balances. Each Participant shall have the right to request the Plan Administrator to liquidate some or all of the balance in his Individual Account and reinvest such amounts in accordance with a different investment mix as directed by the Participant and in accordance with Section 8.2 (Direction of Investments). Such changes shall be made, and shall be effective, in accordance with the then governing policies and procedures established by the Plan Administrator and communicated in writing to the Participants.

8.4   Overpayment and Underpayment of Benefits. The Plan Administrator may adopt, in its sole discretion, whatever rules, procedures and accounting practices are appropriate in providing for the collection of any overpayment of benefits. If a Participant, spouse, Alternate Payee, or other Beneficiary receives an underpayment of benefits, the Plan Administrator shall direct that immediate payment be made to make up for the underpayment.

ARTICLE 9

FIDUCIARIES

9.1   General. Each Fiduciary who is allocated specific duties or responsibilities under the Plan or Trust Agreement or any Fiduciary who assumes such a position with the Plan shall discharge his duties solely in the interest of the Participants and their Beneficiaries and for the exclusive purpose of providing such benefits as stipulated herein to such Participants and their Beneficiaries, and defraying expenses of administering the Plan. Each Fiduciary in carrying out such duties and responsibilities shall act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in exercising such authority or duties.

9.2   Appointment of the Benefits Administration Committee. The administration of the Plan will be in the charge of the Benefits Administration Committee consisting of more than one (1) member, each of whom shall be an Employee or director of the Company and each of whom shall be appointed by the Compensation and Benefits Committee. The Benefits Administration Committee is the named Plan Administrator hereunder. Each member of the Benefits Administration Committee shall serve until such member's successor shall be appointed. A member may serve for more than one (1) term. The Compensation and Benefits Committee shall appoint one (1) of the Benefits Administration Committee members as Chairperson and one (1) member as Vice-Chairperson, may remove a member of the Benefits Administration Committee with or without cause, and may appoint a secretary or such other officers as it deems necessary and appropriate, and may fill vacancies in the Benefits Administration Committee, however caused. A member of the Benefits Administration Committee may resign by delivery of such member's written resignation to the Compensation and Benefits Committee and other members of the Benefits Administration Committee. and such resignation shall be effective at the earlier of its acceptance by the Benefits Administration Committee or upon the appointment of a successor.

9.3   Appointment of the Investment Committee. The Compensation and Benefits Committee shall appoint an Investment Committee consisting of more than one (1) member, each of whom shall be an Employee or director of the Company. Each member of the Investment Committee shall serve until such member's successor shall be appointed. A member may serve for more than one (1) term. The Compensation and Benefits Committee shall appoint one (1) of the Investment Committee members as Chairman and one (1) other member as Vice-Chairman, may remove a member of the Investment Committee with or without cause, may appoint a secretary or such other officers as it deems necessary and appropriate, and may fill vacancies in the Investment Committee, however caused. A member of the Investment Committee may resign by delivery of such member's written resignation to the Compensation and Benefits Committee and other members of the Investment Committee, and such resignation shall be effective at the earlier of its acceptance by the Investment Committee or upon the appointment of a successor.

9.4 Compensation and Expenses. The members of the Investment and Benefits Administration Committees shall serve without compensation for their services, but their reasonable and necessary expenses may be paid by the Trustee, to the extent that they are not paid by an Employer. When, in its discretion, the Benefits Administration Committee, the Investment Committee or any Employer deems it advisable, the records of the Benefits Administration Committee, the Investment Committee and the Trustee shall be audited by an independent auditor, and reasonable and necessary expenses thereby incurred shall be paid as provided in Section 14.2 (Administration Expenses) hereof.

9.5 Secretary and Administrative Personnel of the Committees. The Benefits Administration and Investment Committees may appoint a Secretary who may, but need not, be a member of such Committees, and such Committees may employ agents and such professional, clerical and other administrative personnel as may reasonably be required for the purpose of fulfilling their duties hereunder. Such administrative personnel shall carry out the duties and responsibilities assigned to them by the appropriate Committee, as applicable. Expenses necessarily incurred for such purpose shall be paid as provided in Section 14.2 (Administration Expenses) hereof.

9.6 Duties and Authority of Administrative Personnel. Administrative personnel appointed pursuant to Section 9.5 (Secretary and Administrative Personnel of the Committees) hereof shall be responsible for such matters as the Benefits Administration Committee or the Investment Committee, as applicable, shall delegate to them by written instrument, including, but not limited to, communication to Employees at the direction of the Benefits Administration Committee, reports to the Benefits Administration Committee involving questions of eligibility or earnings, assisting Participants and Beneficiaries in the completion of forms prescribed by the Benefits Administration Committee, and maintenance of records concerning former Participants and Beneficiaries. No administrative personnel may make any decision as to Plan policy, interpretations, practices or procedures unless the authority to make such decision has been delegated to them in writing by the Benefits Administration Committee or the Investment Committee, as applicable, and they accept their fiduciary responsibilities in accordance with the provisions of this Section. All administrative personnel shall, except as provided in the next preceding sentence, perform their allocated function within the policies, interpretations, rules, practices and procedures established by the Benefits Administration Committee or the Investment Committee, as applicable. Administrative personnel shall coordinate matters related to the Plan with the appropriate department of each Employer as the Benefits Administration Committee or the Investment Committee, as applicable, directs.

9.7 Action by the Benefits Administration Committee or Investment Committee:

(A)   A majority of the members of the Benefits Administration Committee or Investment Committee shall constitute a quorum for the transaction of business, and shall have full power to act hereunder. Action by the Benefits Administration Committee or Investment Committee shall be official if approved by a vote of a majority of the members present at any official meeting. Except as otherwise required by an applicable plan or the law, the Benefits Administration Committee or Investment Committee may, without a meeting, authorize or approve any action by written resolution or instrument signed by a majority of all of the members. Any written resolution or instrument signed by the majority of all members of the Benefits Administration Committee or Investment Committee shall have the same force and effect as a formal resolution adopted in open meeting. Any written memorandum or other writing signed by a member of the Benefits Administration Committee or Investment Committee or such other person duly authorized to act with respect to the subject matter of the writing shall have full force and effect as if it were a formal resolution signed by a majority of the committee members.

(B)   A member of the Benefits Administration Committee or Investment Committee may not vote or decide upon any matter relating solely to such member or vote in any case in which such member's individual right or claim to any benefit under the Plan is particularly involved. If, in any case in which a committee member is so disqualified to act, the remaining members then present cannot, by majority vote, act or decide, the Benefits Administration Committee or Investment Committee will request that the Compensation and Benefits Committee appoint a temporary substitute member to exercise all the powers of the disqualified member concerning the matter in which such member is disqualified.

(C)   The Benefits Administration Committee or Investment Committee shall maintain minutes of its meetings and written records of its actions. Members may participate and hold a meeting of the Benefits Administration Committee or Investment Committee by means of conference telephone or similar communications equipment by means of which a persons participating in the meeting can hear each other. Participation in such a meeting constitutes presence in person at such meetings.

(D)   The Benefits Administration Committee or Investment Committee shall meet as scheduled by the appropriate chairperson but not less frequently than once annually.

(E)   The Benefits Administration Committee or Investment Committee may, in their discretion, invite independent consultants, advisors, their agents, members of management, or other persons as the Benefits Administration Committee or Investment Committee, shall deem necessary or appropriate.

(F)   The chairperson of the Benefits Administration Committee or Investment Committee will periodically report the committee's findings and conclusions to the Compensation and Benefits Committee.

(G)   Members of the Benefits Administration Committee or the Investment Committee appointed by the Board of Directors shall continue to serve in such capacity until such time as such member's successor is appointed and qualified by the Compensation and Benefits Committee.

9.8   Duties and Authorities of the Benefits Administration Committee. The Benefits Administration Committee is authorized to take such action as may be necessary to carry out the provisions and purposes of the Plan and shall have the authority to control and manage the operation and administration of the Plan. In order to effectuate the purposes of the Plan, the Benefits Administration Committee shall have the power to construe and interpret the Plan, to supply any omissions therein to reconcile and correct any errors or inconsistencies, to decide any questions in the administration and application of the Plan, and to make equitable adjustments for any mistakes or errors made in the administration of the Plan, and all such actions or determinations made by the Benefits Administration Committee, and the application of rules and regulations to a particular case or issue by the Benefits Administration Committee, in good faith, shall be final, binding and conclusive on all persons ever interested hereunder, subject, however, to review by the Compensation and Benefits Committee. The Benefits Administration Committee shall exercise such authority and responsibility as it deems appropriate to comply with the provisions of federal law and governmental regulations issued thereunder and to carry out any other duties delegated to the Benefits Administration Committee in writing by the Compensation and Benefits Committee. The Benefits Administration Committee shall establish a written procedure to determine the qualified status of any domestic relations orders submitted to it for review and qualification as a Qualified Domestic Relations Order pursuant to ERISA Section 206. To comply with every order so determined to be Qualified Domestic Relations Order, the Benefits Administration Committee shall establish and maintain records reflecting the interest or interests of any person or persons for whose benefit amounts are held hereunder pursuant to a Qualified Domestic Relations Order. The Benefits Administration Committee shall be the designated agent for service of legal process.

9.9   Duties and Authorities of the Investment Committee. The Investment Committee shall establish a formal, written investment and funding policy and shall have the discretionary authority to manage, directly or indirectly, all investment of Plan assets. In establishing the investment and funding policy, the Investment Committee shall select the investment alternatives (the "Investment Funds") offered under the Plan, one of which shall be the EDS Stock Fund, and shall establish investment procedures for the investment of amounts with respect to which no investment direction is received pursuant to Section 8.2 (Direction of Investments). The selection of the Investment Funds shall be made in accordance with ERISA Section 404(c) and with the intent that the Plan operate as a section 404(c) plan. The Investment Committee shall have the authority to appoint an Investment Manager or Managers to manage, acquire and to dispose of any or all assets of the Plan. Further, the Investment Committee shall have the authority to appoint one or more Account Managers to oversee and direct the Trustee as to the investment of assets of the Plan not managed by Investment Managers. The Investment Committee shall appoint the Trustee in accordance with the provisions hereof. The Investment Committee shall identify appropriate investment objectives, and shall, subject to the right of each Participant to direct the investment of amounts allocated to his Individual Account, as implemented by the Plan Administrator, determine the proper apportionment of Plan assets among the various investment vehicles, and include said items in the investment policy of the Plan. The Investment Committee shall monitor and compare to others, or cause to be monitored and compared to others, the investments and investment performance of the Trustee, Investment Managers, and Account Managers, and shall make such reports and give such recommendations to the Compensation and Benefits Committee as it may request from time to time with respect thereto.

9.10 <u>Claims Procedure and Other Rules and Regulations of the Plan Administrator</u>. The Benefits Administration Committee shall have authority to make, and from time to time revise, rules and regulations for the administration of the Plan, including the authority to establish, maintain, and communicate to the Employees a reasonable claims procedure, in accordance with law. Such claims procedure shall provide the manner in which written claims for benefits shall be made, written notice of disposition of a claim shall be made, and written application for appeal of the denial of a claim shall be made. Failure of a Participant to file a claim will not result in a forfeiture of any interest in the Participant's Individual Account.

(A)   In the event a claim is denied, the reasons for the denial will be specifically set forth in writing, pertinent provisions of the Plan will be cited, and explanation as to how the claimant can perfect the claim will be provided, where appropriate, and an explanation of the claim, review procedure will be provided. Any Participant, Beneficiary, Alternate Payee or personal representative whose claim for benefits has been denied shall be entitled to appeal such denial of his claim on a form supplied by the Plan Administrator, and in addition may request a hearing. In connection with his appeal, such person may review pertinent documents. Such form, together with a written statement of the claimant's position, shall be filed with the Plan Administrator not later than ninety (90) days after receipt of the written notice denying the claim.

(B)   The Plan Administrator will, if a hearing is requested, schedule an opportunity for a full and fair hearing of the issues within sixty (60) days after receipt of such request. Its decision will be made within thirty (30) days after such hearing and will be communicated in writing to the claimant. If no hearing is requested, the Plan Administrator will, within sixty (60) days after receipt of such request, review such appeal and communicate its decision to the claimant, in writing. If no hearing is requested for an appeal, then the Plan Administrator may extend its deadline to communicate its decision of an appeal of up to sixty (60) days due to special circumstances, provided the delay and the special circumstances are communicated to the claimant within the initial sixty (60) day response period.

9.11 <u>Named Fiduciaries and Allocation of Responsibility</u>. ERISA requires that certain persons, who are deemed to be "fiduciaries", as defined in ERISA Section 3(21)(A), be designated as "Named Fiduciaries" in the Plan. The Board, the Company, the Employer, the Trustee, the Investment Committee, and the Benefits Administration Committee are hereby designated Named Fiduciaries. A Participant shall be a Named Fiduciary to the extent such Participant directs the investment of any portion of his Individual Account and as otherwise provided in the Plan and as set forth in, and limited by, the Trust Agreement. Each Named Fiduciary shall have only the powers, duties and responsibilities specifically allocated to such Fiduciary pursuant to the terms of this Plan. The Board shall not have any power or fiduciary responsibility hereunder other than the power to name the persons who shall comprise the Investment Committee and the Benefits Administration Committee and continuing the allocation of fiduciary responsibilities to those persons. Each Named Fiduciary may, by written instrument, allocate some or all of such Named Fiduciary's responsibilities to another fiduciary or designate another person to carry, out some or all of such Named Fiduciary's fiduciary responsibilities. The Investment Committee, the Benefits Administration Committee, and each other Fiduciary to whom responsibilities are allocated by a Named Fiduciary will be furnished a copy of the Plan and their acceptance of such responsibility will be made by agreeing in writing to act in the capacity designated. No Named Fiduciary shall be liable for an act or omission of any person who is allocated a fiduciary responsibility or who is designated to carry out such responsibility in carrying out a fiduciary responsibility except to the extent that the Named Fiduciary did not act in accordance with the standard contained in subsection 9.12(b) (Action by Fiduciaries) hereof with respect to the allocation, designation or continuation thereof, or implementation or establishment of the allocation or designation procedures. Any person or group of persons may serve in more than one fiduciary capacity with respect to the Plan.

9.12   Action by Fiduciaries.

(A)   Any action herein permitted or required to be taken by an Employer shall be by resolution of its board of directors or by written instrument signed by a person or group of persons who has been authorized by resolution of such board of directors as having authority to take such action. Any action herein permitted or required to be taken by the Investment Committee or Benefits Administration Committee shall be in the manner specified in Section 9.7 (Action by the Benefits Administration Committee or Investment Committee) hereof.

(B)   Each Fiduciary with respect to the Plan shall perform all of such Fiduciary's duties and responsibilities and exercise such Fiduciary's power hereunder with the due care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in like capacity and fully familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, and no Fiduciary shall be liable for any act or failure to act on such Fiduciary's part which conforms to that standard, unless such Fiduciary knowingly participates in or knowingly undertakes to conceal an act or omission of another Fiduciary, with the knowledge that such act or omission is a breach of fiduciary responsibility, or knowing of a breach of fiduciary responsibility, such Fiduciary fails to make reasonable efforts under the circumstances to remedy the breach, or failing to carry out such Fiduciary's specific responsibilities, in accordance with such standard, such Fiduciary has enabled another Fiduciary to commit a breach.

(C)   Each Fiduciary shall furnish or cause to be furnished to each other Fiduciary all information needed for the proper performance of such Fiduciary's duties. Each Fiduciary warrants that any directions given, information furnished or action taken by such Fiduciary shall be in accordance with the provisions of the Plan or the Trust Agreement, as the case may be, authorizing or providing for such direction, information or action.

(D)   Although the Investment Committee shall have an overall responsibility to diversify the investments of the Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, the diversification requirement and the prudence requirement, to the extent that it requires diversification, shall not be violated by the acquisition or holding of qualifying Employer securities or qualifying Employer real property as defined in ERISA Section 406(d).

9.13   Employment of Advisers. A Named Fiduciary may appoint such accountants, counsel, and any other advisers as such Named Fiduciary deems necessary or desirable in connection with the administration and operation of the Plan. A Named Fiduciary shall be entitled to rely, in accordance with the standard contained in subsection 9.12(b) (Action by

Fiduciaries) hereof upon, and shall not be liable for any act or failure to act on such Named Fiduciary's part in such reliance or in reliance, in accordance with such standard, on any opinion or reports, which shall be furnished to such Named Fiduciary by any such accountant with respect to accounting matters, counsel with respect to legal matters, or investment advisers with respect to investment matters.

9.14   Bond. It shall be the responsibility of the Plan Administrator to obtain the appropriate Fiduciary bonds as required by federal law or regulation. Except as required by the Company or by state or federal statute, irrespective of this provision, no bond or other security shall be required of any Fiduciary.

9.15   Indemnity. The Company shall indemnify each member of the Board, the Investment Committee, and the Benefits Administration Committee, each Account Manager and each individual who is an employee of the Company and who is allocated fiduciary responsibility hereunder, against any and all claims, loss, damages, expenses, including counsel fees to the extent approved by the Board or otherwise provided by law, and liability, including any amounts paid in settlement, with the approval of such Board, arising from any action or failure to act, except when the same is judicially determined to be due to the fraud, recklessness, or willful or intentional misconduct of such member.

9.16   Missing Persons. The Plan Administrator shall make a reasonable effort to locate all persons entitled to benefits under the Plan. The Trustee shall send a certified letter to all such persons at their last known addresses advising them of their interest or benefits under the Plan. Any such amounts shall be held by the Trustee for a period of at least one (1) additional year for a total of at least two (2) years from the time the benefits first become payable. If a distributee cannot be found, then any unclaimed benefits of such distributee shall constitute a Forfeiture and may be used to defray administrative and operational expenses of the Plan. Should any person otherwise entitled to a benefit which was subject to this section make a claim for such forfeited benefit which is approved by the Plan Administrator, such benefit shall be reinstated in such manner as the Plan Administrator determines to be equitable and in accordance with law.

9.17   Voting Employer Stock. In the event Employer Stock allocated to a Participant's Individual Account is a security which is required to be registered under Section 12 of the Securities Exchange Act of 1934 or one that would be required to be registered except for an exemption from
registration provided by Section 12(g)(2)(H) of said 1934 Act, then each Participant shall be permitted to direct the voting of the Employer Stock allocated to his Individual Account. Each Participant who has Employer Stock allocated to his Individual Account is hereby designated a Named Fiduciary for the purpose of exercising the rights and responsibilities relating to Employer Stock under this Section 9.17.

(A)   In the event the Employer Stock does not meet the requirements of the above paragraph, Participants shall nonetheless direct the voting of such allocated Employer Stock if, after acquiring such Employer Stock, more than ten percent (10%) of the total assets of the Plan are in Employer Stock. However, the passthrough of voting on such non-registration type securities shall be limited to voting only on those issues which, by law or charter, must be decided by more than a majority vote of outstanding common shares voted.

(B)   Any shares of Employer Stock in which the Participant does not have the right to direct the voting or for which the Participant does not direct the voting shall be voted by the Trustee or an independent Fiduciary, if appointed and then acting, as set forth herein.

(C)   The Plan Administrator shall furnish to each Participant who has all or any portion of his Individual Account invested in the EDS Stock Fund notice of the date and purpose of each meeting of the stockholders of the Company at which such Participant is entitled, in accordance with the provisions of this Section, to vote Employer Stock allocated to his Individual Account. The Trustee or independent fiduciary, as applicable, shall request from each such Participant instructions as to the voting at that meeting of applicable Employer Stock credited to the Participant's Individual Account. Following notice to the Trustee or independent fiduciary affected, the Plan Administrator may require that the voting instructions be returned from the Participants directly to the Trustee, independent fiduciary or an agent of either party. If the Participant furnishes such instructions to the appropriate party, as provided above, within the time specified in the notification, the Trustee shall vote such Employer Stock in accordance with the Participant's instructions, as provided to the Trustee directly or by the independent fiduciary or agent.

(D)   The Plan Administrator shall furnish to each Participant who has applicable Employer Stock credited to his Individual Account notice of any tender offer for, or a request or invitation for tenders of Employer Stock made to the Trustee with respect to which the Participant is entitled, in accordance with the provisions of this Section, to vote such applicable Employer Stock, or any other matter requiring action of the shareholders of the Company with respect to which the Participant is entitled, in accordance with the provisions of this Section, to vote Employer Stock.

(E)   The Plan Administrator shall request from each such Participant instructions as to the tendering of applicable Employer Stock credited to the Participant's Individual Account, and for this purpose the Plan Administrator shall provide Participants with a reasonable period of time in which to consider any such tender offer for, or request or invitation for tenders of, applicable Employer Stock made to the Trustee, or any other matter requiring action of the shareholders of the Company. The Trustee shall tender such Employer Stock as to which Trustee has received instructions to tender from Participants within the time required by the terms of any such offer.

(F)   Employer Stock credited to the Individual Accounts of Participants with respect to which the Trustee has not received instructions shall not be tendered.

(G)   The Plan Administrator shall provide the Trustee with written information regarding proxy voting, tender offers and any other applicable corporate action, and in carrying out its responsibilities under this provision, the Trustee may conclusively rely upon information furnished to it in writing by the Plan Administrator, including, but not limited to, the names and current addresses of Participants, the number of shares of Employer Stock credited to the Individual Accounts of Participants. Applicable Employer Stock shall be that Employer Stock entitled to vote at a particular meeting of the stockholders of the Company or with respect to which a request or invitation to tender or notice of any other matter requiring action of the shareholders of the Company, as applicable, has been received.

(H)   Notwithstanding any of the foregoing provisions of this Section, no provision hereof shall prevent the Trustee from taking any action relating to its duties and authority under this Section, if the Trustee determines in its sole discretion that such action is necessary in order for the Trustee to fulfill its fiduciary responsibilities hereunder.

ARTICLE 10

AMENDMENT AND TERMINATION

10.1   Amendment of Plan. The Company shall have the right at any time by action of the Board to modify, alter or amend the Plan in whole or in part, provided, however, that the duties, power and liability of the Trustee hereunder shall not be increased without its written consent; and provided, further, that the amount which at the time of any such modification, alteration or amendment shall appear as a credit in the Individual Account of any Participant in the Plan, shall not be adversely affected thereby, and provided, further, that no such amendment shall have the effect of revesting in the Employer any part of the principal or income of the Trust.

10.2   Termination of Plan. The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation. The Company and each Employer reserves the right at any time by action of its board of directors to terminate the Plan as applicable to itself.

(A)   If an Employer terminates or partially terminates the Plan or discontinues its Contributions at any time, each Participant affected thereby shall then be vested in the balance in his Individual Account.

(B)   In the event of termination of the Plan by an Employer, the Plan Administrator shall value the Trust as of the date of termination. That portion of the Trust applicable to any Employer for which the Plan has not been terminated shall be unaffected. The Individual Accounts affected by the termination, as determined by the Plan Administrator, shall continue to be administered as a part of the Trust or distributed to such Participants, Beneficiaries or Alternate Payees, pursuant to Section 6.5 (Distribution of Benefits).

ARTICLE 11

PROVISIONS RELATIVE TO EMPLOYERS INCLUDED IN THE PLAN

11.1   Method of Participation. Any employer which is a member of the same controlled group of corporations as the Company, as determined pursuant to PR-Code and the PR-Code's Regulations, with the approval of the Board, by the taking of the appropriate action by its board of directors, may become an Employer by adopting the Plan. Any Employer which becomes a party to the Plan shall thereafter promptly deliver to the Trustee a certified copy of the resolutions or other documents evidencing its adoption of the Plan and Trust and also a written instrument showing the Board's approval of such corporation's becoming a party to the Plan. The Plan shall be maintained as a single Plan for all participating Employers.

11.2   Withdrawal.   Any Employers participating in the Plan may withdraw from the Plan any time by giving six (6) months advance notice in writing of the resolution of its board of directors to withdraw to the Plan Administrator. A shorter notice period may be allowable if agreed to by the Board. The procedure for withdrawal by a participating Employer is set forth as follows:

(I)   Upon receipt of notice of any such withdrawal, the Plan Administrator shall determine and certify to the Trustee the equitable shares of such withdrawing Employer in the Trust, as applicable.

(II)   The Trustee shall thereupon set aside from the Trust then held by it such securities and other property as it shall, in its sole discretion, deem to be equal in value to such equitable share. If the Plan is to be terminated with respect to such Employer, the amount set aside shall be dealt with in accordance with the provisions of Section 10.2 (Termination of Plan). If the Plan is not to be terminated with respect to such Employer, the Trustee shall turn over such amount to such trustee as may be designated by such withdrawing Employer, and such securities and other property shall thereafter be held and invested as a separate trust of the Employer which has so withdrawn, and shall be used and applied according to the terms of a new agreement and declaration of trust between the Employer so withdrawing and the trustee so designated.

(III)   Neither the segregation of the Trust assets upon the withdrawal of an Employer, nor the execution of a new agreement and declaration of trust pursuant to any of the provisions of this Section shall operate to permit any part of the corpus or income of the Trust to be used for or diverted to purposes other than for the exclusive benefit of Participants and their Beneficiaries.

ARTICLE 12

QUALIFIED DOMESTIC RELATIONS ORDERS

12.1   Determination of QDROs.   The Plan Administrator shall establish a written procedure to determine the qualified status of domestic relations orders and to comply with orders so determined to be QDROs.

12.2   Accounting and Allocations.   Upon receipt of a QDRO, the Plan Administrator shall establish a separate account which shall be the QDRO Account. Such account shall be invested in accordance with the investment policy developed by the Investment Committee pursuant to Section 9.9 (Duties and Authorities of the Investment Committee) and shall share in Adjustments pursuant to Section 5.3 (Allocation of Adjustment) hereof in the same manner as Participant's Individual Accounts.

12.3   Distribution.   An Alternate Payee for whose account the QDRO Account is maintained shall be treated as a Beneficiary for all purposes under the Plan and shall have no right to make withdrawals or loans from the Plan. Notwithstanding any provision of Article 6 (Vesting and Distributions) distribution shall be made in accordance with the terms of the QDRO.

ARTICLE 13

MISCELLANEOUS

13.1   <u>Governing Law</u>.   The Plan shall be construed, regulated and administered according to the laws of the Commonwealth of Puerto Rico except in those areas preempted by the laws of the United States of America.

13.2   <u>Administration Expenses</u>. The expenses of administering the Trust and the Plan may be paid either by the Employer or from the Trust. However, the Plan Administrator, in its sole discretion, may assess a reasonable administration fee against those participants who have separated for reasons other than retirement, death, Permanent and Total Disability, or transfer to another Controlled Group Member.

13.3   <u>Participant's Rights, Acquittance</u>. No Participant in the Plan shall acquire any right to be retained in the Employer's employ by virtue of the Plan, nor, upon his dismissal, or upon his voluntary termination of employment, shall he have any right or interest in and to the Trust other than as specifically provided herein. The Employer shall not be liable for the payment of any benefit provided for herein; all benefits hereunder shall be payable only from the Trust.

13.4   <u>Spendthrift Clause</u>. To the extent permitted by law, none of the benefits, payments, proceeds, or distributions under this Plan shall be subject to the claim of any creditor of the Participant, or to the claim of any creditor of any Beneficiary hereunder, or to any legal process by any creditor of such Participant or of any such Beneficiary. Except for a QDRO, a Participant shall not have any right to alienate, commute, anticipate, or assign any of the benefits, payments, proceeds or distributions under this Plan.

13.5   <u>Merger, Consolidation or Transfer</u>. In the event of the merger or consolidation of the Plan with another plan or transfer of assets or liabilities from the Plan to another Puerto Rico qualified plan, each Participant shall not, as a result of such event, be entitled on the day following such merger, consolidation or transfer under the termination of Plan provisions to a lesser benefit than the benefit he was entitled to on the date prior to the merger, consolidation or transfer if the Plan had then terminated.

13.6   <u>Counterparts</u>. The Plan and the Trust Agreement may be executed in any number of counterparts, each of which shall constitute but one and the same instrument and may be sufficiently evidenced by any one counterpart.

ADOPTION OF THE PLAN

Notwithstanding anything to the contrary herein, this Plan is created and maintained under the condition that it is approved and qualified by the Puerto Rico Department of the Treasury under section 1165(a) of PR-Code and that the Trust hereunder is exempt under section 1165(a) of PR-Code, or under any comparable sections of any future legislation which amends, supplements or supersedes such sections.

IN WITNESS WHEREOF, the Company has executed this EDS Puerto Rico Savings Plan this _____ day of _____, 2000.

ELECTRONIC DATA SYSTEMS CORPORATION

By: _____

EXHIBIT 5

November 18, 2002

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, TX 75024

Gentlemen:

As General Counsel of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), I am familiar with the Registration Statement on Form S-8 being filed by EDS pursuant to the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission, relating to 50,000 shares (the "Shares") of common stock, par value $.01 per share, of EDS pursuant to the EDS 401(k) Plan (the "Plan").

In connection with the foregoing matters, I have examined originals, or copies certified or otherwise identified to me, of corporate records of EDS and other documents, records and instruments as a basis for this opinion.

Based on the foregoing, I am of the opinion that:

1.   The Shares authorized for issuance pursuant to the Plan as currently in effect have been duly authorized for issuance by EDS.

2.   The Shares, when issued pursuant to the Plan in accordance with Delaware law and upon payment of adequate consideration therefor, will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the General Corporation Law of the State of Delaware, and I express no opinion as to the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as Exhibit 5 to the above-mentioned Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ D. Gilbert Friedlander
D. Gilbert Friedlander
Senior Vice President, Secretary and
General Counsel

EXHIBIT 23(a)

Consent of Independent Auditors

The Board of Directors
Electronic Data Systems Corporation:

We consent to the use of our reports incorporated herein by reference from the EDS Annual Report on Form 10-K for the year ended December 31, 2001 and the EDS Puerto Rico Savings Plan Annual Report on Form 11-K for the year ended December 31, 2001.

/s/ KPMG LLP

Dallas, Texas
November 15, 2002